Mail Stop 3561

June 5, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Philip H. Trenary, Chief Executive Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

> **Re: Pinnacle Airlines Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-31898**

Dear Mr. Trenary:

We have reviewed your response letter dated May 23, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25
Consolidated Results of Operations, page 33
2007 Compared to 2006, page 33
Nonoperating Expense, page 34

1.   We note your response to our prior comment 3, however, we do not agree with
      your conclusion that the $4.1 million loss on the sale of the Northwest bankruptcy
      claim should be recorded as a nonoperating loss. As receivables from debtors,
      regardless of bankruptcy, are not securities under SFAS 115, it is unclear why you
      chose to account for the loss from the claim as nonoperating considering that all
      other amounts related to the Northwest bankruptcy are part of your operations in
      the consolidated statement of earnings. We continue to believe that the
      bankruptcy claim arose as a result of your normal operations under the ASA with
      Northwest, and therefore continue to believe than any gain or loss on its sale or
      disposition should be reflected in operating income consistent with the other
      provisions for losses and decreases of provisions for losses associated with the
      Northwest and Mesaba bankruptcy filings. Please confirm that you will revise
      your classification in future filings so that it is included as a component of income
      from operations.

Financial Statements, page 45
Notes to consolidated financial statements, page 51
Note 4. Code-share Agreements with Partners, page 60
Northwest Airlines, page 60

2.   We note your response to our prior comment number 7 but do not believe the
      current financial statement disclosures referenced in your response and included
      in your financial statements are fully responsive to our prior comment. As
      previously requested, please revise Note 4 in future filings to include all of the
      disclosures requested in our prior comment number 7. Your revised disclosures
      should be presented in a level of detail consistent with the information included in
      your response to our prior comment number 7.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief